Exhibit 12
Trinity Industries, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	For the year ended December 31,
	2017	2016	2015	2014	2013
	($ in millions)
Earnings:
Earnings before income taxes	$372.0	$566.8	$1,252.0	$1,064.1	$590.5
Add:
Fixed charges	207.0	206.2	219.9	221.4	212.3
Amortization of capitalized interest	0.1	0.1	0.1	0.1	0.2
Total earnings before income taxes	$579.1	$773.1	$1,472.0	$1,285.6	$803.0

Fixed Charges:
Interest expense	$184.0	$181.9	$194.7	$193.4	$187.3
Portion of rental expense representative of interest	23.0	24.3	25.2	28.0	25.0
	207.0	206.2	219.9	221.4	212.3
Capitalized interest	—	—	—	—	—
Total Fixed Charges	$207.0	$206.2	$219.9	$221.4	$212.3

Ratio of Earnings to Fixed Charges	2.80	3.75	6.69	5.81	3.78